Exhibit 12



   PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                       TOTAL ENTERPRISE

      Computation of Ratio of Earnings to Fixed Charges


                                                    Millions of Dollars
                                                ---------------------------
                                                Three Months Ended March 31
                                                1999                   1998
                                                ---------------------------
                                                        (Unaudited)
  Earnings Available for Fixed Charges
    Income before income taxes                  $ 99                    452
    Distributions in excess of (less than)
      equity in earnings of less-than-
      fifty-percent-owned companies               (6)                     2
    Fixed charges, excluding capitalized
      interest*                                  100                     77
  -------------------------------------------------------------------------
                                                $193                    531
  =========================================================================

  Fixed Charges
    Interest and expense on indebtedness,
      excluding capitalized interest            $ 71                     51
    Capitalized interest                           9                     13
    Preferred dividend requirements of
      capital trusts                              13                     13
    One-third of rental expense, net of
      subleasing income, for operating leases     11                     10
  -------------------------------------------------------------------------
                                                $104                     87
  =========================================================================
  Ratio of Earnings to Fixed Charges             1.9                    6.1
  -------------------------------------------------------------------------
  *Includes amortization of capitalized interest totaling approximately
   $5 million and $4 million in 1999 and 1998, respectively.


  Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than 50 percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

  In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings in both the first quarter of 1999 and 1998.


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